UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MINDBODY, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.000004 per share

(Title of Class of Securities)

60255W 10 5

(CUSIP Number)

January 10, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60255W 10 5

1.	Names of Reporting Persons J.P. Morgan Investment Management Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,814,993
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,814,993
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,814,993
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.0%†
12.	Type of Reporting Person (See Instructions) IA

†	The Reporting Person’s beneficial ownership is contractually limited to 9.99%. See Item 4. 10.0% is reported pursuant to the Instruction to Row 11 of the Cover Page of Schedule 13G (requiring percentages to be rounded off to the nearest tenth).

CUSIP No. 60255W 10 5

1.	Names of Reporting Persons PEG Digital Growth Fund II L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,529,387
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,529,387
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,529,387
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 60255W 10 5

1.	Names of Reporting Persons PEG Secondary Private Investors II L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 516,621
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 516,621
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 516,621
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.9%
12.	Type of Reporting Person (See Instructions) PN

Item 1.

(a)	Name of Issuer:

MINDBODY, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

4051 Broad Street, Suite 220

San Luis Obispo, CA 93401

Item 2.

(a)	Name of Person Filing:

This statement is filed by J.P. Morgan Investment Management Inc. (“JPMIM”); PEG Digital Growth Fund II L.P. (“DGF II”) and PEG Secondary Private Investors II L.P. (“Secondary II,” together with JPMIM and DGF II, the “Reporting Persons”).

(b)	Address of Principal Business Office or, if none, Residence:

For each Reporting Person:

320 Park Avenue

New York, New York 10022

(c)	Citizenship:

For each Reporting Person, Delaware

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.000004 per share (“Class A Common Stock”)

(e)	CUSIP Number:

60255W 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G.

The percent of Class A Common Stock represented by the amount beneficially owned by each Reporting Person is based on 27,004,858 shares of Class A Common Stock outstanding on November 7, 2016, as disclosed in the Issuer’s Form 10-Q filed on November 10, 2016.

DGF II directly holds 1,356,130 shares of Class A Common Stock and 1,356,129 shares of Class B Common

Stock, par value $0.000004 per share, of the Issuer (“Class B Common Stock”). Secondary II directly holds 258,311 shares of Class A Common Stock and 258,310 shares of Class B Common Stock. Shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one-basis. JPMIM serves as investment advisor to DGF II and Secondary II and shares voting and dispositive power over shares of Class A Common Stock beneficially owned by DGF II and Secondary II, respectively.

Pursuant to Stock Restriction Agreements between each of DGF II and Secondary II, on the one hand, and the Issuer, on the other hand (the “Stock Restriction Agreements”), DGF II and Secondary II are restricted from converting their Class B Common Stock into Class A Common Stock if, after the conversion, DGF II or Secondary II, as the case may be, and its affiliates and any other person with which such holder would constitute a group would beneficially own more than 9.99% of the outstanding Class A Common Stock.

Accordingly, as restricted by the Stock Restriction Agreements, (i) JPMIM’s beneficial ownership consists of (A) 1,356,130 shares directly held by DGF II, (B) 258,311 shares directly held by Secondary II, (C) 1,173,257 shares issuable upon conversion of Class B Common Stock held by DGF II and Secondary II, in the aggregate, and (D) 27,295 shares directly held by client accounts advised by JPMIM (the “Client Account Shares”); (ii) DGF II’s beneficial ownership consists of (A) 1,356,130 shares that it holds directly and (B) 1,173,257 shares issuable upon conversion of Class B Common Stock that it holds directly (assuming no conversion of Class B Common Stock held by Secondary II) and (iii) Secondary II’s beneficial ownership consists of (A) 258,311 shares that it holds directly and (B) 258,310 shares issuable upon conversion of Class B Common Stock that it holds directly (assuming conversion of no more than 914,947 shares of Class B Common Stock by DGF II).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

With respect to the Client Account Shares beneficially owned by JPMIM, the particular account with respect to which the shares are held has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated January 23, 2017

J.P. MORGAN INVESTMENT MANAGEMENT INC.

By:	/s/ Tyler Jayroe
Name:	Tyler Jayroe
Title:	Managing Director

PEG DIGITAL GROWTH FUND II L.P.

By:	J.P. Morgan Investment Management Inc., its investment advisor

By:	/s/ Tyler Jayroe
Name:	Tyler Jayroe
Title:	Managing Director

PEG SECONDARY PRIVATE INVESTORS II L.P.

By:	J.P. Morgan Investment Management Inc., its investment advisor

By:	/s/ Tyler Jayroe
Name:	Tyler Jayroe
Title:	Managing Director

Exhibit A

Agreement

The persons below hereby agree that the Schedule 13G to which this agreement is attached as an exhibit, as well as all future amendments to such Schedule 13G, shall be filed on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934.

Dated January 23, 2017

J.P. MORGAN INVESTMENT MANAGEMENT INC.

By:	/s/ Tyler Jayroe
Name:	Tyler Jayroe
Title:	Managing Director

PEG DIGITAL GROWTH FUND II L.P.

By:	J.P. Morgan Investment Management Inc., its investment advisor

By:	/s/ Tyler Jayroe
Name:	Tyler Jayroe
Title:	Managing Director

PEG SECONDARY PRIVATE INVESTORS II L.P.

By:	J.P. Morgan Investment Management Inc., its investment advisor

By:	/s/ Tyler Jayroe
Name:	Tyler Jayroe
Title:	Managing Director